UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Reverse Stock Split

On June 17, 2025, certain shareholders of PS International Group Ltd. (the “Company”) who collectively held approximately 78.01% of the then total issued and outstanding voting power of the Company, approved a proposal authorizing the Company’s board of directors (the “Board”) to effect a consolidation of the issued shares of the Company at a ratio within a range of eight (8) shares into one (1) share to ten (10) shares into one (1) share, the exact ratio of which shall be determined by further action at the discretion of the the Board, but in no event shall cause the Company to fail qualifying for the continuing listing standards on the Nasdaq Capital Market, to be effective on a date on or prior to October 15, 2025 as may be determined by the Board and announced by the Company, so that a shareholder holding every eight (8) to ten (10) ordinary shares of US$0.0001 par value each will hold one (1) new ordinary share of par value ranging from US$0.0008 to US$0.001 each, and any fractional shares created as a result of the share consolidation would be rounded up to the nearest whole share.

On September 5, 2025, the Board approved a reverse stock split (the “Reverse Stock Split”) at a ratio of one (1) new share for every eight (8) issued and outstanding ordinary shares, and determined that the Reverse Stock Split would become legally effective on October 6, 2025. Trading of the Company’s ordinary shares of US$0.0008 par value each (the “Ordinary Shares”) on a split-adjusted basis on The Nasdaq Capital Market is expected to begin at the open of business on October 13, 2025 (the “Effective Date”). Following the Reverse Stock Split, each shareholder’s percentage ownership interest in the Company and the proportional voting power remain unchanged except for adjustments resulting from fractional shares, which will be rounded as disclosed in the Company’s press release. The Reverse Stock Split increases the par value per share of the Company’s ordinary shares to US$0.0008 but does not change the total number of authorized ordinary shares.

The Company’s Ordinary Shares will continue to trade under the symbol “PSIG”, but will trade under a new CUSIP number G7308J 113 effective as of the Effective Date.

The Company’s second amended and restated memorandum and articles of association approved at the June 17, 2025 annual general meeting already authorize the Board to implement such Reverse Stock Split without further amendment. A copy of the Company’s press release announcing the details of the Reverse Stock Split is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 9, 2025 - PS International Group Ltd. Announces 8 for 1 Share Consolidation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
Name:	Yee Kit Chan
Title:	Director and Chairman of the Board

Date: October 9, 2025

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